
August 4, 2023

Christopher Virostek
Chief Financial Officer
West Fraser Timber Co. Ltd.
1500 – 885 West Georgia Street
Vancouver , British Columbia
Canada V6C 3E8

> **Re: West Fraser Timber Co. Ltd.**
> **Form 40-F for the Year Ended December 31, 2022**
> **File No. 1-39974**

Dear Christopher Virostek:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing